Exhibit 99.1

First High-School Education Group Announces Declaration of a Dividend

Beijing, China, September 30, 2022 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced that its board of directors (the “Board”) has approved and declared a cash dividend of US$0.0146 per ordinary share (US$0.0437 per American depositary share, or ADS).

The amount of cash dividends to be distributed is approximately US$1.24 million in total, net of 10.0% withholding tax. The dividends are expected to be paid on October 18, 2022 to the holders of the Company’s ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. The determination to declare and pay the dividend and the amount of dividend in any year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST